Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Joby All Hands
February 24, 2021

Today’s News

Taking Joby public Going public via merger with Reinvent Technology Partners Expect to raise ~$1.6 billion at $6.6 billion post money valuation Expected to fund us into commercial operation Reid Hoffman, co-founder of LinkedIn, joining board Subject to closing will be publicly traded on the NYSE No change to strategy or day-to-day activity

Welcome Matt Field—CFO Currently CFO—Ford, North America Over 20 years of service to Ford, including 10 overseas in Thailand and China Leads $100 billion revenue business with more than 1,300 finance employees Father of two daughters Effective 5 March

Background

Why are we going public? We are creating a new air transportation network which has the potential to transform mobility for people around the world Investors are excited about our work As a private company access to our stock has been limited to an exclusive group of large investors By becoming a public company we can openly share the long term value that we are creating Improved access to capital to fund future growth initiatives

SPAC    Special Purpose Acquisition Company    A SPAC is a way for a company to go public with less risk and more clarity. PIPE                Private Investment in Public Equity Our transaction involves merging with a SPAC and raising additional capital from PIPE investors.

Investor Support How does a SPAC work? Joby $910M $5B SPAC $690M + + = Large investors Publicly listed Operating Company SPAC (PIPE) company A collection of large public market investment firms 5B market cap at $35/share RTP—Public company focused on investing in long $6.6B market cap at (143m shares) with $690 million of term value creation that $10/share (660m shares) ~$400 million of cash cash have chosen to invest $910 ~$2 billion of cash million of fully committed funding into Joby at close (inclusive of an $835M PIPE)

Why did we choose Reinvent? We are building a transportation network Reid Hoffman is incredibly thoughtful about building networks Venture capital at scale Unprecedented long term alignment: up to 5 year lock-up and price-based vesting, with some shares not vesting until $50 per share (~$30 billion market capitalization)

Equity: what does this mean for me? Your Joby private equity converts to Joby public equity Options will remain options, RSUs will remain RSUs, vesting remains the same Your option or RSU value remains the same via a conversion factor of 3.51*    Valuation is ~$35.10 share before close and $10 share after. You will have 3.51 more shares *subject to some rounding and slight pricing adjustments

Illustrative Example RSU conversion 1 to 3.51* 3,510 RSUs 1,000 RSUs now $35.10 share price x $10 share price post close 1,000 RSUs $35,100 value 3,510 RSUs $35,100 value* Option conversion 1 to 3.51* — with spread substantially the same 3,510 options x $9.145* 1,000 options now $35.10 share price post close @ ($10 share price— @ $3 strike price $32.10 spread $0.855* strike ($3/3.51)) 1,000 options $32,100 value 3,510 options $32,100 value* *illustrative, as there may be some rounding and slight pricing adjustments

# Lockups: Major Investors committed for long term



Today
~120 Days to de-SPAC & List on NYSE
Listing
180 days
Joby Team members & small investor lockup ends
20% of Reinvent + Major Investors + JoeBen & Paul lockup ends
1 year
2 years
+20% of Reinvent + Major Investors + JoeBen & Paul lockup ends
3 years
+20% of Reinvent + Major Investors + JoeBen & Paul lockup ends
4 years
+20% of Reinvent + Major Investors + JoeBen & Paul lockup ends
5 years
+20% of Reinvent + Major Investors + JoeBen & Paul lockup ends

*subject to certain price based releases

BEST PRACTICES Working for a public company Example: It’s exciting to go public Stay focused on the long game (don’t obsess over the stock price) Stick with the plan (don’t obsess over or believe in the press) The “NYT” rule

Example of Public Trading Volatility Market Volatility

Example of Public Trading Volatility The market may go up, the market may go down, let’s do what we do best and execute day in and day out and over the long term, the score will take care of itself. Amazon

Our purpose is to deliver a sustainable transportation network designed to save a billion people an hour a day

Please Join Us Hands Happy Hour this Friday, February 5:00 PM PST your favorite beverage and Joby’s investor presentation by: Paul Sciarra, Joby’s Executive man guest appearance

What’s Next

‘deSPAC Period’ Today Bell Ringing 3—4 months Deal expected to close Q2 Rules apply immediately Expect plenty of media coverage—heads down and focus

The rules Trading Commenting Confidentiality Don’t Trade Only post/share Joby press releases DO NOT Share “Material Non-Public Information” Applies to you, Stick to facts (MNPI) friends & family DO NOT speculate, project, puff Limit sharing statements SEC scrutiny DO NOT spiral down comment that have already been in Insider trading threads a Joby Press Release Refer Q’s/enquiries to Joby Press Team

Summary

Q&A

Q&A

Forward Looking Statements This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Additional Information and Where to Find It This document relates to a proposed transaction between Joby and Reinvent. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent intends to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus. The joint proxy statement/prospectus will be sent to all Reinvent stockholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Reinvent are urged to read the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov. Participants in Solicitation Reinvent and Joby and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Reinvent’s stockholders in connection with the proposed transaction. Information about Reinvent’s directors and executive officers and their ownership of Reinvent’s securities is set forth in Reinvent’s filings with the SEC. To the extent that holdings of Reinvent’s securities have changed since the amounts printed in Reinvent’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.